

September 9, 2014

Via Email
Anthony M. Stollings
Chief Financial Officer
First Financial Bancorp
255 East Fifth Street
Suite 700
Cincinnati, Ohio 45202

> **Re: First Financial Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **File No. 001-34762**

Dear Mr. Stollings:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview of Operations
Noninterest Income, 2013 vs. 2012, page 17

1. We note your disclosure that the FDIC indemnification impairment valuation adjustment in 2013 was primarily attributable to 4 factors: (1) improvement in future expected cash flows on covered loans, (2) a meaningful decline in loss claims filed with the FDIC, (3) higher reimbursements to the FDIC related to positive asset resolutions in recent periods, and (4) the significantly shorter remaining life of the indemnification asset in comparison to the weighted average life of the related covered loans. Please tell us, and revise future filings, to

address the following concerning the FDIC indemnification impairment valuation adjustment:

- Tell us in detail how changes and trends each of these 4 factors contributed to the FDIC indemnification impairment valuation adjustment; and
- Tell us how each of these 4 factors directly impacted your assets (e.g. FDIC indemnification asset, ALLL) and how specifically the changes are recognized in your income statement.

Please ensure your disclosure contains appropriate detail to allow an investor to understand the overall impact on your financial results from changes in each of these factors and the underlying drivers of the line items presented in the Consolidated Statements of Income for all periods presented. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Notes to Consolidated Financial Statements

Note 10. Covered Loans
FDIC Indemnification Asset, page 81

2. Please revise future filings to present a roll forward of the FDIC indemnification asset for each period presented with appropriate commentary to allow an investor to understand the significant drivers of the changes and how the line items in the roll forward correspond to specific line items presented in the Consolidated Statements of Income. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3492 if you any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant